This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Capped Return Enhanced Notes ("REN") Linked to the Common Stock of Apple Inc. due February 26, 2014

J.P.Morgan

The notes are designed for investors who seek a return of three times the appreciation of the closing price of one share of the Reference Stock, up to a maximum return on the notes of at least 39.15% at maturity. Investors should be willing to forgo dividend and interest payments and be willing to lose some or all of their principal.

Trade Details/Characteristics

Reference Stock	The common stock, no par value, of Apple Inc. ("AAPL UW Equity")
Upside Leverage Factor	300%
Maximum Return	At least 39.15%. *For example, if the Stock Return is equal to or greater than 13.05%, you will receive the Maximum Return of 39.15%, which entitles you to a maximum payment at maturity of $1,391.50 per $1,000 principal amount note. The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 39.15% and $1,391.50 per $1,000 principal amount note, respectively.*
Stock Return	(Final Stock Price – Initial Stock Price) / Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the pricing date
Final Stock Price	The arithmetic average of the closing prices of one share of the Reference Stock on each of the five Ending Averaging Dates
Payment at Maturity:	If the Final Stock Price is greater than the Initial Stock Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Stock Return multiplied by 3, subject to the Maximum Return. Accordingly, if the Final Stock Price is greater than the Initial Stock Price, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Stock Return × 3), subject to the Maximum Return If the Final Stock Price is equal to the Initial Stock Price, you will receive the principal amount of your notes at maturity. **Your investment will be fully exposed to any decline in the price of the Reference Stock.** If the Final Stock Price is less than the Initial Stock Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Stock Return) *You will lose some or all of initial your investment at maturity if the Final Stock Price is less than the Initial Stock Price.*
Ending Averaging Dates:	February 14, 2014, February 18, 2014, February 19, 2014, February 20, 2014 and February 21, 2014
Pricing Date:	November 30, 2012

Hypothetical Return for REN



REN Payoff at Maturity
Reference Stock Performance
Payment at Maturity
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
-30%
-20%
-10%
0%
10%
20%
30%
Stock Return

Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- The appreciation potential of the notes is limited, and you will not participate in any appreciation in the price of the Reference Stock above the Maximum Return.
- No affiliation with the Reference Stock issuer.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
- No ownership or dividend rights in the Reference Stock.
- No interest payments
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- The anti-dilution protection for the Reference Stock is limited and may be discretionary.
- Many economic factors, such as actual or expected Reference Stock volatility, time to maturity, the dividend rate on the reference stock, interest rates generally and creditworthiness of the issuer, will impact the value of the notes prior to maturity.

Hypothetical Examples of Amounts Payable at Maturity

Final Stock Price	Stock Return	Total Return
$1,062.00	80.000%	39.15%
$826.00	40.000%	39.15%
$767.00	30.000%	39.15%
$667.29	13.100%	39.15%
$649.00	10.000%	30.00%
$619.50	5.000%	15.00%
$590.00	0.000%	0.00%
$560.50	-5.000%	-5.00%
$531.00	-10.000%	-10.00%
$501.50	-15.000%	-15.00%
$413.00	-30.000%	-30.00%
$354.00	-40.000%	-40.00%
$295.00	-50.000%	-50.00%
$177.00	-70.000%	-70.00%
$0.00	-100.000%	-100.00%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No. 333-177923
Dated: November 26, 2012

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying termsheet and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR
PRINCIPAL -- The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Stock Return is positive or negative. Your investment will be exposed to loss if the Final Stock Price is less than the Initial Stock Price. For every 1% that the Final Stock Price is less than the Initial Stock Price, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN -- If the Final
Stock Price is greater than the Initial Stock Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the price of the Reference Stock, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 39.15% .

CREDIT RISK OF JPMORGAN CHASE and CO. -- The notes are subject to the credit risk of JPMorgan Chase and Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting our parent company, JPMorgan Chase and Co., and us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against JPMorgan Chase and Co. or us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the
CDs. See "Executive Overview -- Recent Developments," "Liquidity Risk Management
-- Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other
Information -- Item 1A. Risk Factors" in JPMorgan Chase and Co.'s Quarterly
Report on Form 10-Q for the quarter ended June 30, 2012.

POTENTIAL CONFLICTS -- JPMorgan Chase and Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, these economic interests and the economic interests of the calculation agent and other affiliates of JPMorgan Chase and Co. are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of JPMorgan Chase and Co. or its affiliates could result in substantial returns for JPMorgan Chase and Co. or its affiliates while the value of the notes declines.

JPMorgan Chase and Co. and/or its affiliates may also currently or from time to time engage in business with Apple, including extending loans to, or making equity investments in, Apple or providing advisory services to Apple. In addition, one or more of JPMorgan Chase and Co.'s affiliates may publish research reports or otherwise express opinions with respect to Apple, and these reports may or may not recommend that investors buy or hold the Reference Stock.
As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES
PRIOR TO MATURITY --While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK -- As a holder of the notes, you will not have any ownership interest or rights in the Reference
Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes. NO INTEREST PAYMENTS -- As a holder of the notes, you will not receive any interest payments.

NO AFFILIATION WITH THE REFERENCE STOCK ISSUER -- JPMorgan Chase and Co. is not
affiliated with the issuer of the Reference Stock and has not independently verified any of the information about the Reference Stock issuer contained herein or in the accompanying termsheet. You should undertake your own investigation into the Reference Stock and its issuer. JPMorgan Chase and Co. is not responsible for the Reference Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

SINGLE STOCK RISK -- The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange.
JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

HEDGING AND TRADING IN THE REFERENCE STOCK -- While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference
Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE
DISCRETIONARY -- The calculation agent will make adjustments to the Stock
Adjustment Factor for certain corporate events affecting the Reference Stock.
However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other including the actual and expected volatility in the closing price of the Reference Stock; time to maturity of the notes; the dividend rate of the Reference Stock; interest and yield rates in the market generally; a variety of economic, political, regulatory and judicial events; and the creditworthiness of JPMorgan Chase and
Co.

The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.